Washington Plaza

40-44 Rue Washington

75008 Paris

FRANCE

T + 1 443 420 7861

rina.teran@constellium.com

November 29, 2023

Via Edgar

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Washington, DC 20549

Attn: Ms. Eiko Yaoita Pyles

Mr. Andrew Blume

Re:	Constellium SE (the “Company”)

Form 20-F for the fiscal year ended December 31, 2022

Filed March 14, 2023

Form 6-K furnished February 22, 2023

Form 6-K furnished July 26, 2023

File No. 001-35931

Dear Ms. Yaoita Pyles and Mr. Blume,

The Company is in receipt of your second comment letter dated November 21, 2023, regarding the above-referenced matter. The Company respectfully requests an extension of an additional 10 business days, so that it be allowed to respond on or by December 20, 2023.

If you have any questions, please do not hesitate to contact me.

Kind regards,

/s/ Rina Teran
Rina Teran
Chief Securities Counsel

cc:	Jack Guo, CFO

Jeremy Leach, General Counsel